Exhibit (4)D
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description summarizes the material terms and provisions of the common stock of Target Corporation, which is our only class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. It is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation, our bylaws and the applicable provisions of the Minnesota Business Corporation Act (“MBCA”) for additional information.

General

Authorized Capital Stock. We are authorized to issue up to 6,000,000,000 shares of common stock, par value $0.0833 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Dividends. Holders of common stock may receive dividends if, when and as declared by our board of directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to any holders of outstanding preferred stock.

Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our shareholders unless Minnesota law or the certificate of designation for an outstanding series of preferred stock gives the holders of that preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share. Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.

Other Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets distributable to our shareholders after we have provided for any liquidation preference for outstanding shares of preferred stock. When we issue securities in the future, holders of common stock have no preemptive rights to buy any portion of those issued securities. Holders of our common stock have no rights to have their shares of common stock redeemed by us or to convert their shares of common stock into shares of any other class of our capital stock.

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “TGT.” EQ Shareowner Services serves as the transfer agent and registrar for our common stock.

Fully Paid. The outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional common stock that we may issue in the future pursuant to an offering under a prospectus or upon the conversion or exercise of other securities will also be fully paid and nonassessable.

Anti-takeover Provisions Contained in Our Articles of Incorporation and Bylaws

Certain provisions of our amended and restated articles of incorporation and bylaws may make it less likely that our management would be changed or someone would acquire voting control of our company without our board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Preferred Stock. Our board of directors can at any time, under our amended and restated articles of incorporation, and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

Nomination Procedures. In addition to our board of directors, shareholders can nominate candidates for our board of directors. However, a shareholder must follow the advance notice procedures described in Section 2.09 of our bylaws. In general, a shareholder must submit a written notice of the nomination to our corporate secretary at least 90 days before the anniversary date of the prior year’s annual meeting of shareholders, together with required information regarding the shareholder proponent and the nominee and the written consent of the nominee to serve as director. Shareholders seeking to have director nominations included in our annual proxy statement must comply with the requirements of Section 2.10 of our bylaws. Among other things, the shareholder, or group of up to 20 shareholders, must own 3% or more of our outstanding common stock continuously for at least the previous three years to nominate and include in our annual proxy statement director nominees constituting up to 20% of our board of directors or at least two directors.

Proposal Procedures. Shareholders can propose that business other than nominations to our board of directors be considered at an annual meeting of shareholders only if a shareholder follows the advance notice procedures described in our bylaws. In general, a shareholder must submit a written notice of the proposal together with required information regarding the shareholder and the shareholder’s interest in the proposal to our corporate secretary at least 90 days before the anniversary date of the previous year’s annual meeting of our shareholders. Shareholders seeking to have a proposal, other than director nominations, included in our annual proxy statement must comply with the requirements of Rule 14a-8 of the proxy rules under the federal securities laws.

Amendment of Bylaws. Under our bylaws, our board of directors can adopt, amend or repeal the bylaws, subject to limitations under the MBCA. Our shareholders also have the power to change or repeal our bylaws.

Certain Provisions of the MBCA

Shareholder Action by Unanimous Written Consent. Section 302A.441 of the MBCA provides that action may be taken by shareholders without a meeting only by unanimous written consent.

Control Share Provision. Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of our voting stock (from a person other than us and other than in connection with certain mergers and exchanges to which we are a party) resulting in the acquiring person owning 20% or more of our voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by both (i) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding all interested shares. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Business Combination Provision. Section 302A.673 of the MBCA generally prohibits us or any of our subsidiaries from entering into any merger, share exchange, sale of material assets or similar transaction with a 10% shareholder within four years following the date the person became a 10% shareholder, unless either the transaction or the person’s acquisition of shares is approved prior to the person becoming a 10% shareholder by a committee of all of the disinterested members of our board of directors.

Takeover Offer; Fair Price. Under Section 302A.675 of the MBCA, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the board’s disinterested directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Greenmail Restrictions. Under Section 302A.553 of the MBCA, a corporation is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote, or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.